FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            REPORT OF FOREIGN ISSUER


    Pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
                           For the month of January 2004


                                ACS - TECH80 LTD.
                  (Translation of registrant's name in English)


      HA'MADA AVENUE, RAMAT GABRIEL INDUSTRIAL PARK, MIGDAL HA'EMEK, ISRAEL
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F [X]   Form 40-F [_]



Attached as Exhibit 1 to this Report on Form 6-K is the Proxy Statement of ACS - Tech80 Ltd. (the "Registrant") in connection with the solicitation of proxies by the Registrant's board of directors, to be voted at the Annual Meeting of Shareholders of the Registrant scheduled to be held at its registered offices at Ha'Mada Avenue, Migdal Ha'Emek, Israel, on January 30, 2004, at 10:00 a.m., local time, and at any adjournment thereof.

Also attached, as Exhibits 2 through 4 to this Report on Form 6-K, respectively, are (i) the Registrant's press release dated June1, 2003, regarding its results for the quarter ended March 31, 2003 (ii) the Registrant's press release dated August 12, 2003, regarding its results for the quarter ended June 30, 2003, and
(iii) the Registrant's press release dated November 7, 2003, regarding its results for the quarter ended September 30, 2003, all of which are hereby incorporated by reference herein.



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               ACS - Tech80 Ltd.
                                               (Registrant)
                                               By: /s/ Ze'ev Kirshenboim
                                               -------------------------
                                               Ze'ev Kirshenboim
                                               President and CEO
                                               January 8, 2004

                               ACS-TECH80 LIMITED

                   NOTICE OF AN ANNUAL MEETING OF SHAREHOLDERS

                         SCHEDULED FOR JANUARY 30, 2004


To the Shareholders:


     The Annual Meeting of Shareholders of ACS-Tech80 Limited, an Israeli company (the "COMPANY"), will be held at the Company's registered offices at Ha'Mada Avenue, Migdal Ha'Emek, Israel, on January 30, 2004, at 10:00 a.m., local time, for the following purposes:

     (1) To re-elect four of the current directors of the Company, each of whom is to hold office until the next Annual Meeting of Shareholders or until the due election and qualification of his/her successor.

     (2) To fix the remuneration of the members of the Company's board of directors that are not employed by the Company, except for the Company's Chairman of the Board.

     (3) To discuss the Audited Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2002.

     (4) To appoint Kost Forer & Gabbay (Members of Ernst & Young) as the Company's independent auditors until the next annual meeting of the Company's shareholders or until otherwise duly replaced and to authorize the Board to fix their remuneration.

     (5) To approve an increase to the management fee, after adjustment to the CPI, due to Z.Z Orav Ltd., a company controlled of Mr. Ze'ev Kirshenboim, a director of the Company, its CEO and a holder of approximately 24% of its outstanding share capital, by 5% (five percent) per year, effective as of January 1, 2004.

     (6) To approve the grant of up to 40,000 stock options to Mr. Ze'ev Kirshenboim, a director of the Company, its CEO and a holder of approximately 24% of its outstanding share capital and the grant of 3,000 stock options to his spouse, Ms. Ilana Kirshenboim, VP of Human Resources and Corporate Secretary.

     (7) To approve the grant of 5,000 stock options to Jacob Engel, the Chairman of the Board of Directors of the Company and and a holder of approximately 23% of its outstanding share capital.

     (8) To approve the grant of a total of 3,000 stock options to Ms. Dorit Ringelstein, a director of the Company and its VP of Finance.

     (9) To approve the increase of the number of stock options covered by the Company's 2001 Stock Option Plan by 100,000 options, from 300,000 to 400,000 stock options.

     (10) To transact such other business as may properly come before the meeting or any adjournment thereof.

     Only shareholders of record at the close of business on January 5, 2004 will be entitled to receive notice of, and to vote at, the meeting or any adjournments thereof.


     If you cannot personally attend the meeting, you are requested to promptly fill in, sign and return the proxy submitted to you herewith.








                                    By order of the Board of Directors,





                                    Ze'ev Kirshenboim


                                    President and Chief Executive Officer





Dated:


January 5, 2004

                               ACS-TECH80 LIMITED

                                 PROXY STATEMENT

     This proxy statement is being furnished in connection with the solicitation of proxies by the Board of Directors of ACS Tech80 Limited, an Israeli company (together with its subsidiaries, the "COMPANY"), to be voted at the Annual Meeting of Shareholders (the "MEETING") scheduled to be held at the Company's registered offices at Ha'Mada Avenue, Migdal Ha'Emek, Israel, on January 30, 2004, at 10:00 a.m., local time, and any adjournment thereof.


     Only shareholders of record as of the close of business on January 5, 2004 are entitled to receive notice of, and to vote at, the Meeting or any adjournment thereof. On that date, the Company had outstanding 2,821,752 ordinary shares, par value NIS .01 per share (the "ORDINARY SHARES"), of which 24,801 shares were held by the Company and therefore, under the Israeli Companies Law, are not entitled to vote at the Company's shareholders meeting. The presence in person or by proxy of two shareholders, together holding more than one third of the voting power of the issued share capital of the Company conferring a right to vote, and entitled to vote, shall constitute a quorum for the transaction of business at the Meeting. Each share is entitled to one vote.


     Each form of proxy which is properly executed and returned to the Company will be voted in accordance with the directions specified thereon, or, if no directions are specified, will be voted in favor of the resolution brought before the Meeting, as specified herein. Any shareholder giving a proxy may revoke it at any time before it is exercised. Such revocation may be effected by voting in person or by proxy at the Meeting, by returning to the Company prior to the Meeting a proxy bearing a later date, or by otherwise notifying the Secretary of the Company in writing prior to the Meeting.


     The address of the Company's executive offices is Hamada Ave., Ramat Gabriel, P.O.B. 5668, Migdal Ha'Emek, Israel 10500 and its telephone number is 011-972-4-6546-440.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth information with respect to the beneficial ownership, as of December 31, 2003, of Ordinary Shares of each of the Company's shareholders known to beneficially own more than 5% of the outstanding Ordinary Shares, and by all executive officers and directors of the Company as a group:


                                       SHARES BENEFICIALLY                  OPTIONS TO          PERCENTAGE
          NAME AND ADDRESS                OWNED AS OF          PERCENTAGE    PURCHASE        OUTSTANDING ON A
         OF BENEFICIAL OWNER            FEBRUARY 28, 2002     OUTSTANDING ORDINARY SHARES  FULLY DILUTED BASIS
         -------------------            -----------------     -----------  --------------  -------------------
Ze'ev Kirshenboim                            670,500             23.76%      256,297(2)          27.86%
Jacob Engel                                  639,750(1)          22.67%        5,000             19.38%
Anwar Chitayat                               203,400              7.21%            -              6.11%
All directors and executive officers
of the Company as a group                  1,311,500             46.48%      341,647(3)          49.69%
Total persons or entities owning
more than 5% of the outstanding
ordinary shares                            1,513,650             53.64%      261,297             53.35%


----------

     (1) Including 27,750 held by Engel Europe Ltd., a public company traded on the Tel Aviv Stock Exchange, which may be considered to be under the control of Mr. Jacob Engel.

     (2) Including stock options granted to Mr. Kirshenboim and his spouse, which are subject to the approval of the shareholders meeting.

     (3) Including stock options granted to officers which are subject to the approval of the shareholders meeting.





                                     ITEM 1

           ELECTION OF DIRECTORS AND THE FIXING OF THEIR REMUNERATION

     The Board of Directors recommends the election of the four nominees for director listed below, all of whom are currently directors of the Company. The remaining two directors of the Company are External Directors appointed pursuant to the Israeli Companies Law for a period of several years. The directors to be elected are to hold office until the next Annual Meeting of Shareholders or until their respective successors are elected and shall have qualified. If for any reason any of said nominees will become unavailable for election, proxies will be voted for a substitute nominee designated by the Board of Directors. However, the Board has no reason to believe that this will occur.


     Directors of the Company shall be elected by the majority of the votes cast at the Annual Meeting.

     The Company proposes that directors employed by the Company shall receive no remuneration for serving on the Board. External Directors under the Israeli Companies Law and directors not employed by the Company shall receive the minimum remuneration per annum and per meeting authorized for payment to external directors under the Israeli Companies Regulations (Rules Regarding the Compensation of External Directors), 2000.


ALTERNATE DIRECTORS


     The Company's Amended and Restated Articles of Association provide that any director may appoint, by written notice to the Company, any individual to serve as an alternate director, subject to the approval of the Board of Directors. The Companies Law, which became effective as of February 1, 2000, forbids a director of the Company or an alternate director to act as an alternate for another director. Any alternate director will have all of the rights and obligations of the director appointing him or her (subject to the provisions of the letter appointing him or her), except the power to appoint an alternate director and the right to receive remuneration as a director. An alternate director may not act at a meeting at which the director appointing him or her is present. Unless otherwise authorized by a special resolution of the Company's shareholders, the alternate director's term will not be for an indefinite time, but will expire when the appointing director ceases to be a director of the Company, when the appointing director terminates the appointment of the alternate director, or when an event occurs which results in the termination of the alternate director's appointment by reason of disqualification pursuant to the Amended and Restated Articles of Association of the Company.


INDEPENDENT DIRECTORS; EXTERNAL DIRECTORS


     INDEPENDENT DIRECTORS. Pursuant to the listing requirements of the NASDAQ SmallCap(R) Market, the Company is required to appoint a minimum of three independent directors meeting certain qualification requirements set by NASDAQ, as well as an audit committee, consisting of all its independent directors. All Independent Directors must be financially literate and at least one them must have accounting or related financial management expertise. The responsibilities of the audit committee include, but are not limited to, reviewing the scope and results of the audits conducted by our auditors. Failure to comply with these requirements may result in the delisting of the Company's Ordinary Shares from the NASDAQ SmallCap(R) Market. Messrs. Shmuel Olek, Ze'ev Ritman and Eli Dayan currently serve as Independent Directors of the Company.


     EXTERNAL DIRECTORS. Under the Israeli Companies Law, companies incorporated in Israel whose shares have been offered to the public in or outside Israel are required to appoint at least two external directors (the "External Directors"). The Companies Law details certain standards for the independence of the External Directors. A person may not be appointed as an External Director if such person or its relative, partner, employer or any entity under such person's control, has, as of the date of the person's appointment, any affiliation with the Company, any entity controlling the Company, or any entity controlled by the Company or by its controlling entity. The term "affiliation" includes:

     o    an employment relationship;

     o    business or professional relationship maintained on a regular basis;

     o    control; and

     o    service as an office holder.


     No person can serve as an External Director if the person's position or other business creates, or may create, conflict of interests with the person's responsibilities as an External Director. Until the lapse of two years from termination of office, a company may not engage an External Director to serve as an office holder and cannot employ or receive services from such person, directly or indirectly.


     External Directors are appointed by a majority vote of the shareholders' meeting, provided that either:

     o the majority of shares voted at the meeting includes at least one third of the shares of non-controlling shareholders voted at the meeting; or

     o the total number of shares of non-controlling shareholders that voted against the appointment does not exceed one percent of the aggregate voting rights in the Company.


     Under the Companies Law, an External Director is appointed for an initial term of three consecutive years, and may be re-appointed for one additional three-year term. Each committee of a company's board of directors must include at least one External Director. Messrs. Olek and Ritman are the Company's External Directors. Regulations promulgated under the Companies Law set the minimum and maximum compensation, which may be paid to External Directors. An External Director is otherwise prohibited from receiving any other compensation in connection with his services as a director. Mr. Olek serves as an external director since October 1999, until October 2004. Mr. Ritman's term as an External Director was renewed for a second term ending on June 2006.


     According to the Companies Law, a company is required to appoint an audit committee (the "Audit Committee"), comprised of at least three directors, including all of the External Directors, but excluding (i) the Chairman of the Board, (ii) any director who is employed by the Company or provides services to the Company on a regular basis, or (iii) a controlling shareholder or its relative. The audit Committee's role is to examine the legality and integrity of a company's business practices, in consultation with the internal controller, and to recommend appropriate courses of action.

     Under the Companies Law, a company's board of directors is also required to appoint an internal controller proposed by the Audit Committee. The role of the internal controller is to examine whether the company's actions comply with the law, and are carried out with integrity and in an orderly business manner. The internal controller may be an employee of the company, but may not be a holder of more than 5% of its shares, its general manager, a member of its board of directors, an officer, or a relative of any of the foregoing. In addition, the internal controller may not be the company's independent accountant or its representative. The Company's internal controller is Mr. Michael Harel.


INFORMATION CONCERNING NOMINEES


     The name and age of each nominee and the year he became a director of the Company is as follows:


                                                                             FIRST BECAME A
             NAME                                             AGE               DIRECTOR
             ----                                             ---               --------
Ze'ev Kirshenboim                                             50                   1987
Jacob Engel                                                   54                   1987
Dorit Ringelstein                                             53                   1999
Eli Dayan                                                     63                   2003



----------


     ZE'EV KIRSHENBOIM, one of the founders of the Company, has been serving as President, Chief Executive Officer, and Chief Financial Officer of the Company. From 1984 until 1987, Mr. Kirshenboim served as a project leader for K&S, a subsidiary of Kulicke & Soffa Ind. in Horsham, Pennsylvania in charge of developing electronic hardware for semiconductor manufacturing equipment. From 1982 through 1984, Mr. Kirshenboim served as a design engineer for the Israel Authority for Armament Development, developing servo systems for missiles. From 1979 through 1981, Mr. Kirshenboim served as a design engineer for Kulicke & Soffa Ind., in Horsham, Pennsylvania, developing high speed servo systems for high speed wire bonders.


     JACOB ENGEL, one of the founders of the Company, has served as a Director of the Company since 1987 and is currently the Company's Chairman of the Board. Since 1992, Mr. Engel has served as Chief Executive Officer and controlling shareholder of the companies in the Engel Construction Group, a group of publicly traded real estate development companies, as well as of the affiliates thereof.


     DORIT RINGELSTEIN serves as VP of Finance of the Company. Ms. Ringelstein is a certified public accountant. Prior to joining the Company in November 1997, Ms. Ringelstein was employed as Senior Auditor in the accounting firms Margalit Roth and Co. and Ronel Stettner and Co.

     ELI DAYAN, CPA (Israel), is the owner of an accounting firm located in Haifa, Israel, which he established in 1973. Mr. Dayan is a member of the board of directors of Engel Trade Centers Ltd., a public company under the control of Mr. Jacob Engel, the chairman of the Company's board of directors. Since the year 2000 Mr. Dayan is a member of the Center for Arbitration and Mediation of the Institute of Certified Public Accountants in Israel (ICPAI).





                             EXECUTIVE COMPENSATION


SUMMARY COMPENSATION TABLE


     The following table sets forth certain information with respect to compensation paid to, or accrued by the Company on behalf of the most highly compensated executive officer of the Company.


                           SUMMARY COMPENSATION TABLE


                               ANNUAL COMPENSATION


                                                                                   ANNUAL COMPENSATION
                                                                                     SEVERANCE AND
                                                                                       VACATION         ALL OTHER
NAME AND PRINCIPAL POSITION                                YEAR          SALARY        REDEMPTION      COMPENSATION
---------------------------                                ----          ------        ----------      ------------
Ze'ev Kirshenboim,
President and Chief Executive Officer (1)               2003 (2)        $472,000        $130,000            -
                                                        2002 (3)        $310,000        $201,000         $36,000

----------

     (1) In addition, Ilana Kirshenboim, Mr. Kirshenboim's spouse and an employee of the Company, was paid during the years ended December 31, 2003, 2002 and 2001 a gross annual salary of $59,000, $49,000 and
          $45,000, respectively.

     (2)  Including $356,500 paid as management fee to Z.Z. Orav.

     (3) After voluntary reduction of salary in the amount of $46,000 for the year, and not including provisions for certain social benefits and automobile expenses.





     THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE FOR ITEM 1 TO ELECT THE DIRECTOR NOMINEES AND TO FIX THEIR REMUNERATION AS ABOVE SAID.

                                     ITEM 2

 DISCUSSION OF THE COMPANY'S CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR 2002


     The Company's Annual Report for the year ended December 31, 2002, including its Audited Consolidated Financial Statements thereof, is being mailed to the Company's shareholders together with this Proxy Statement, but is not a part of the proxy solicitation material. At the Meeting, the Company's management will report on the 2002 financial results.








                                     ITEM 3

                         INDEPENDENT PUBLIC ACCOUNTANTS


     Kost, Forer & Gabbay, certified public accountants (Israel) (members of Ernst and Young International) have been selected by management to audit the Company's financial statements until the next Annual Meeting of shareholders or until otherwise duly replaced. They will replace Somekh Haikin (KPMG) as the Company's independent auditors. Prior to its resolution to replace the independent auditors the Company's Audit Committee allowed a representative of the current independent auditors, Somekh Haikin, CPA, to present its position on their replacement as the Company's independent auditors. Said representative notified the Audit Committee that there is no disagreement on professional or accounting issues between Somekh Haikin and the Company and that Somekh Haikin would like to continue to serve as the Company's independent auditors. A representative of Somekh Haikin was asked to be present at the Meeting, or be available by telephone at such time, in order to make a statement to the shareholders and respond to appropriate questions.


     The compensation of Kost, Forer & Gabbay is proposed to be determined by the Company's board of directors based on the scope of services provided by such auditors.





     THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE FOR ITEM 3 TO APPOINT KOST, FORER & GABBAY AS THE COMPANY'S INDEPENDENT PUBLIC ACCOUNTANTS AND TO EMPOWER THE BOARD TO SET THEIR COMPENSATION.

                                     ITEM 4

             APPROVAL OF AN INCREASE TO THE MANAGEMENT FEE UNDER THE
            MANAGEMENT AGREEMENT BETWEEN A COMPANY CONTROLLED BY MR.
                        ZE'EV KIRSHENBOIM AND THE COMPANY


     Effective as of January 1, 2004, the Company proposes to increase by 5% per year the management fee paid under the management agreement entered into on January 3, 2003, with Z.Z. Orav Ltd. (the "MANAGEMENT COMPANY"), a private company under the control of Mr. Ze'ev Kirshenboim, the Company's CEO and the owner of approximately 24% of its issued and outstanding share capital (after adjustment to the CPI, as provided for in the management agreement).


     Because Mr. Kirshenboim is deemed a controlling shareholder of the Company, the approval of the increase of the management fee is subject to the approval of the Company's Audit Committee, Board of Directors and finally, its shareholders. The Audit Committee and the Board of Directors approved the Management Agreement on December 30, 2003.


     The approval of the increase of the management fee by the shareholders meeting requires the affirmative vote of the majority of the votes cast at the Meeting, provided that either:

     o the majority of shares voted at the meeting includes at least one third of the votes cast at the meeting by those shareholders that do not have a personal interest in the transaction; or

     o the total number of votes cast by shareholders that do not have a personal interest in the transaction that voted against the transaction, does not exceed one percent of the aggregate voting rights in the Company.





     THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE FOR ITEM 4 AND APPROVE THE ANNUAL MANAGEMENT FEE INCREASE UNDER THE MANAGEMENT AGREEMENT BETWEEN Z.Z. ORAV LTD. AND THE COMPANY.

                                     ITEM 5

                        APPROVAL OF COMPANY STOCK OPTIONS

                 GRANTED TO MR. ZE'EV KIRSHENBOIM AND HIS SPOUSE


     On December 10, 2003, the Company's Board of Directors resolved to grant Mr. Ze'ev Kirshenboim, a director of the Company, its CEO and a holder of approximately 24% of its outstanding share capital, 40,000 stock options of the Company and to grant Mr. Kirshenboim's spouse, Mrs. Ilana Kirshenboim, the Company's VP of Human Resources and Corporate Secretary, 3,000 stock options of the Company. The grant of such options is subject to the approval of the shareholders meeting. In the event that the grant of any or all of such stock options is not approved by the shareholders meeting, such stock options will be cancelled. The Company's Board of Directors proposes that the shareholders approve the grant of such stock options. The grant of such options was due to the business results of the Company in the year 2003.


     Set forth below are the details of the stock options granted to Mr. Kirshenboim and his spouse which the shareholders are requested to approve:


                                 NO. OF                                                                    NEW
          OPTIONEE               OPTIONS      EXERCISE PRICE     DATE OF GRANT     VESTING DATE       EXPIRATION DATE
          --------                -------     --------------     -------------     ------------       ---------------
Ze'ev Kirshenboim                 40,000          $3.50           10.12.2003        10.12.2003              None
Ilana Kirshenboim                  1,500          $3.50           10.12.2003        31.12.2005           31.12.2010
Ilana Kirshenboim                  1,500          $3.50           10.12.2003        31.12.2006           31.12.2010



     Because Mr. Kirshenboim is deemed a controlling shareholder of the Company, the grant of stock options granted to him and his spouse is subject to the approval of the Company's Audit Committee, Board of Directors and finally, its shareholders. The Audit Committee and the Board of Directors approved the grant of the stock options listed above to Mr. Kirshenboim and his spouse on December 30, 2003.


     The approval of the stock options granted to Mr. Kirshenboim and his spouse by the shareholders meeting requires the affirmative vote of the majority of the votes cast at the shareholders meeting, provided that either:

     o the majority of shares voted at the meeting includes at least one third of the votes cast at the meeting by those shareholders that do not have a personal interest in the proposed transaction; or

     o the total number of votes cast by shareholders that do not have a personal interest in the proposed transaction that voted against the transaction, does not exceed one percent of the aggregate voting rights in the Company.

     THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE FOR ITEM 5 AND APPROVE THE OPTIONS GRANTED TO MR. KIRSHENBOIM AND HIS SPOUSE.





                                     ITEM 6

                       APPROVAL OF COMPANY STOCK OPTIONS

                           GRANTED TO MR. JACOB ENGEL


     On December 10, 2003, the Company's Board of Directors resolved to grant Mr. Jacob Engel, the Company's chairman of the board and holder of approximately 23% of its outstanding share capital, 5,000 stock options of the Company. The grant of such options is subject to the approval of the shareholders meeting. In the event that the grant of any or all of such stock options is not approved by the shareholders meeting, such stock options will be cancelled. The Company's Board of Directors proposes that the shareholders approve the grant of such stock options. The grant of such options was due to the business results of the Company in the year 2003.


     Because Mr. Engel may be deemed a controlling shareholder of the Company, the grant of stock options granted to him is subject to the approval of the Company's Audit Committee, Board of Directors and finally, its shareholders. The Audit Committee and the Board of Directors approved the grant of the stock options listed above to Mr. Engel on December 30, 2003.


     The approval of the stock options granted to Mr. Engel by the shareholders meeting requires the affirmative vote of the majority of the votes cast at the shareholders meeting, provided that either:

     o the majority of shares voted at the meeting includes at least one third of the votes cast at the meeting by those shareholders that do not have a personal interest in the proposed transaction; or

     o the total number of votes cast by shareholders that do not have a personal interest in the proposed transaction that voted against the transaction, does not exceed one percent of the aggregate voting rights in the Company.

     Set forth below are the details of the stock options granted to Mr. Engel which the shareholders are requested to approve:


                                  NO. OF                                                                 NEW
          OPTIONEE               OPTIONS     EXERCISE PRICE  DATE OF GRANT     VESTING DATE         EXPIRATION DATE
          --------               -------     --------------  -------------     ------------         ---------------
Jacob Engel                        5,000              $3.50    10.12.2003        31.12.2004           31.12.2010




          THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE FOR
              ITEM 6 AND APPROVE THE OPTIONS GRANTED TO MR. ENGEL.




                                     ITEM 7

                        APPROVAL OF COMPANY STOCK OPTIONS

           GRANTED TO MS. DORIT RINGELSTEIN, A DIRECTOR OF THE COMPANY


     On December 10, 2003, the Company's Board of Directors resolved to grant to Ms. Dorit Ringelstein, a director of the Company and its VP of Finance, a total of 3,000 stock options of the Company. The grant of such options is subject to the approval of the shareholders meeting. In the event that the grant of any or all of such stock options is not approved by the shareholders meeting, such stock options will be cancelled. The Company's Board of Directors proposes that the shareholders approve the grant of such stock options. The grant of such options was due to the business results of the Company in the year 2003.


     Set forth below are the details of the stock options granted to Ms. Ringelstein which the shareholders are requested to approve:


                                 NO. OF                                                                   NEW
          OPTIONEE               OPTIONS     EXERCISE PRICE  DATE OF GRANT     VESTING DATE         EXPIRATION DATE
          --------               -------     --------------  -------------     ------------         ---------------
Dorit Ringelstein                  1,500              $3.50    10.12.2003        31.12.2005           31.12.2010
Dorit Ringelstein                  1,500              $3.50    10.12.2003        31.12.2006           31.12.2010


     The approval of the stock options granted to the directors by the shareholders meeting requires the affirmative vote of the majority of the votes cast at the meeting.



          THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE FOR
        ITEM 7 AND APPROVE THE OPTIONS GRANTED TO MS. DORIT RINGELSTEIN.

                                     ITEM 8

          APPROVAL OF THE INCREASE IN THE NUMBER OF OPTIONS IN THE 2001
                          STOCK OPTION PLAN TO 400,000


     On December 30, 2003, the Company's board of directors resolved to increase the number stock options covered by the Company's 2001 Stock Option Plan by 100,000, from 300,000 to 400,000 options, in order to enable it to increase the number of stock options granted to its employees and officers.


     The approval of the increase of the number of stock options covered by the 2001 Stock Option Plan by the shareholders meeting requires the affirmative vote of the majority of the votes cast at the Meeting.





     THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE FOR ITEM 8 AND APPROVE THE INCREASE IN THE NUMBER OF OPTIONS COVERED BY THE 2001 STOCK OPTION PLAN TO 400,000.

             SECURITY OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

     As of December 31, 2003 there were 2,821,752 Ordinary Shares of the Company outstanding (24,801 of which are owned by the Company and therefore, under the Israeli Companies Law, confer no voting rights while owned by the Company). The following table sets forth information with respect to the beneficial ownership of Ordinary Shares and options to purchase Ordinary Shares as of each executive officer, each director and each shareholder of the Company known to beneficially own more than 5% of the outstanding Ordinary Shares, and all directors and executive officers as a group.




                                             SHARES BENEFICIALLY                   OPTIONS TO PURCHASE   PERCENTAGE ON A
NAME OF BENEFICIAL OWNER                           OWNED (1)      PERCENTAGE       ORDINARY SHARES (2)  FULLY DILUTED BASIS
------------------------                           ---------      ----------       -------------------  -------------------
Ze'ev Kirshenboim(3)(4)                             670,500          23.76%             256,297              27.86%
Jacob Engel(3)(5)                                   639,750          22.67%               5,000              19.38%
Anwar Chitayat                                      203,400           7.21%                   -               6.11%
Dorit Ringelstein                                         -               -              29,050               0.87%
Dror Marom                                                -               -              50,300               1.51%
Shmuel Olek                                               -               -               1,000               0.03%
All directors and executive officers
of the Company as a group                         1,311,500          46.48%             341,647              49.69%



     1) As used herein, the term beneficial ownership with respect to a security is defined by Rule 13d-3 under the Exchange Act, as consisting of sole or shared voting power (including the power to vote or direct the vote) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to the security through any contract, arrangement, understanding, relationship, or otherwise, including a right to acquire such power(s) during the next 60 days. Unless otherwise noted, beneficial ownership consists of sole ownership, voting, and investment power with respect to all Ordinary Shares shown as beneficially owned by them.

     2) Including Options which have not yet vested (including options subject to the approval of the Shareholders meeting).

     3)   His address is c/o the Company, P.O.B. 5668, Migdal Ha'Emek, Israel
          10500.

     4) Includes 1,440 Ordinary Shares and 23,250 options owned by his spouse (including options subject to the approval of the Shareholders meeting).

     5) Includes 1,440 Ordinary Shares owned by his spouse and 27,750 held by Engel Europe Ltd., a public company traded on the Tel Aviv Stock Exchange, which may be considered to be under the control of Mr. Engel.

                                  ANNUAL REPORT

     The Annual Report of the Company on Form 20-F to the shareholders for the year ended December 31, 2002, including financial statements, is being mailed to shareholders with this proxy material.


     On written request, the Company will provide without charge to each record or beneficial holder of the Ordinary Shares as of a copy of the Company's Annual Report on Form 20-F for the year ended December 31, 2002, as filed with the Securities and Exchange Commission. Requests should be addressed to Ze'ev Kirshenboim, Chief Executive Officer, ACS-tech80 Limited, P.O.B. 5668, Migdal Ha'Emek, Israel 10500.



                               PROXY SOLICITATION

     The cost of soliciting proxies will be borne by the Company. In addition to the use of the mails, proxies may be solicited, personally or by telephone or telegraph, by officers, directors, and regular employees of the Company, who will not be specially compensated for this purpose. The Company will also request record holders of Ordinary Shares who are securities brokers, custodians, nominees and fiduciaries to forward soliciting material to the beneficial owners of such stock, and will reimburse such brokers, custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses in forwarding soliciting material.





                                  OTHER MATTERS

     The Company is unaware of any matters, other than those mentioned above, which will be brought before the Meeting for action. However, if any other matter properly comes before the Meeting, it is the intention of the persons named in the accompanying form of proxy to vote such proxy in accordance with their judgment on such matters.


     IT IS IMPORTANT THAT YOUR PROXY BE RETURNED PROMPTLY NO MATTER HOW SMALL OR LARGE YOUR HOLDING MAY BE. SHAREHOLDERS WHO DO NOT EXPECT TO ATTEND IN PERSON ARE URGED TO EXECUTE AND RETURN THE ENCLOSED FORM OF PROXY.





                                         Ze'ev Kirshenboim

                                         President and Chief Executive Officer

                               ACS-TECH80 LIMITED
                                      PROXY

     I/WE, being a member and holder of ______ Ordinary Shares of ACS-TECH80 LIMITED, hereby appoint Ms. Ilana Kirshenboim, the Corporate Secretary of the Company as my/our proxy (hereinafter, the "Proxy") to vote for me/us and on my/our behalf at the ordinary Annual General Meeting of the Company, to be held on the 30th day of January, 2004 and at every adjournment thereof.

     I/WE, instruct the Proxy to vote on my/our behalf as follows:

     1. To re-elect Messrs. Ze'ev Kirshenboim, Jacob Engel, Dorit Ringelstein and Eli Dayan as directors of the Company until the next annual shareholders meeting or until the due election and qualification of his/her successor.
          (To withhold authority for any director cross their name from the list above)

                [_]        For All             [_]       Withheld

     2. To remunerate each of the directors that is not employed by the Company, except the Company's Chairman of the Board, in the amount of NIS 11,235 (approximately $2,560) per meeting and NIS 650 (approximately $150) linked to the CPI, per year .
          (To withhold authority for any director print their name beside the word "Witheld" below)

                [_]        For All             [_]       Withheld

     3. Have you any comment or remark regarding the Audited Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2002;
          (If the answer is affirmative, include any comment or remark and attach them on a separate page to this proxy card)

                [_]  Yes           [_]  No

     4. To appoint Kost Forer & Gabbay (Members of Ernst & Young) as the Company's Independent Auditors until the next annual meeting of the Company's shareholders or until otherwise duly replaced, and to authorize the board of directors to fix their remuneration.

                [_]  For           [_]  Against           [_]  Abstain

     5. To approve the annual increase to the management fee paid Z.Z. Orav Ltd., a company under the control of Mr. Ze'ev Kirshenboim.

                [_]  For           [_]  Against           [_]  Abstain

          Do you have a personal interest in the transaction underlying this
          Item 5? (Please note: If you do not mark either Yes or No, you will be deemed NOT TO HAVE any such personal interest).

                [_]  Yes           [_]  No

     6. To approve the grant of stock options to Mr. Ze'ev Kirshenboim, a director of the Company, its CEO and a holder of approximately 24% of its outstanding share capital.

                [_]  For           [_]  Against           [_]  Abstain

          Do you have a personal interest in the transaction underlying this
          Item 6? (Please note: If you do not mark either Yes or No, you will be deemed NOT TO HAVE any such personal interest).

                [_]  Yes           [_]  No

     7. To approve the grant of stock options to Ms. Ilana Kirshenboim, Mr. Kirshenboim's spouse the VP of Human Resources and Corporate Secretary.

                [_]  For           [_]  Against           [_]  Abstain

          Do you have a personal interest in the transaction underlying this
          Item 7? (Please note: If you do not mark either Yes or No, you will be deemed NOT TO HAVE any such personal interest).

                [_]  Yes           [_]  No

     8. To approve the grant of stock options to Mr. Jacob Engel, a director of the Company, its Chairman of the Board and a holder of approximately 23% of its outstanding share capital.

                [_]  For           [_]  Against           [_]  Abstain

          Do you have a personal interest in the transaction underlying this
          Item 8? (Please note: If you do not mark either Yes or No, you will be deemed NOT TO HAVE any such personal interest).

                [_]  Yes           [_]  No

     9. To approve the grant of stock options to Ms. Dorit Ringelstein, a director of the Company and its VP of Finance.

                [_]  For           [_]  Against           [_]  Abstain

     10. To approve the increase of the number of options covered by the Company's 2001 Stock Option Plan to 400,000 options.

                [_]  For           [_]  Against           [_]  Abstain

     11. Any other matter which may properly be brought before the meeting or any adjournment thereof.

                [_]  For           [_]  Against           [_]  Abstain

     Unless otherwise specified, this proxy will be voted in favor of Proposals 1-11.



                                          Signature:________________________
                                          Date: